                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004




                                    Form 11-K



                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                   For the fiscal year ended December 31, 1998

                          Commission file number 1-7479
                                                 ------

                              BAY STATE GAS COMPANY
                              EMPLOYEE SAVINGS PLAN
                            ------------------------
                            (Full title of the plan)



                              BAY STATE GAS COMPANY
                               300 Friberg Parkway
                      Westborough, Massachusetts 01581-5039
                  --------------------------------------------
                  (Name and address of issuer of the securities
                           held pursuant to the plan)

                              BAY STATE GAS COMPANY
                              EMPLOYEE SAVINGS PLAN



                              INDEX                                        PAGE

(a)  Signatures                                                              1

(b)  Financial Statements

     Independent Auditors' Report                                            2

     Statements of Net Assets Available for Plan Benefits
        as of December 31, 1998 and 1997                                     3

     Statements of Changes in Net Assets Available for Plan Benefits
        for the years ended December 31, 1998 and 1997                    4 - 5

     Notes to Financial Statements                                        6 - 12

     Schedule 1:  Line 27a - Schedule of Assets Held for
        Investment Purposes                                                  13

     Schedule 2:  Line 27d - Schedule of Reportable Transactions -
        Year ended December 31, 1998                                         14

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee administering the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                         BAY STATE GAS COMPANY
                                         BENEFITS COMMITTEE


                                         By     /s/ Thomas W. Sherman
                                                ________________________________
                                                Thomas W. Sherman
                                                Committee Member


                                         By     /s/ William D. MacGillivray
                                                ________________________________
                                                William D. MacGillivray
                                                Committee Member


                                         By     /s/ Elizabeth A. Foley
                                                ________________________________
                                                Elizabeth A. Foley
                                                Committee Member




Date:  June 30, 1999

                          INDEPENDENT AUDITORS' REPORT


The Benefits Committee
Bay State Gas Company:


We have audited the accompanying statements of net assets available for plan benefits of the Bay State Gas Company Employee Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits, with fund information, for each of the years in the two-year period ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Bay State Gas Company Employee Savings Plan at December 31, 1998 and 1997, and the changes in net assets available for plan benefits for each of the years in the two-year period ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information and supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP

Boston, Massachusetts
June 11, 1999

                              BAY STATE GAS COMPANY
                              EMPLOYEE SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1998 and 1997



                                                            1998         1997
                                                        -----------   ----------

Investments, at market value (note 4):
    Company Stock Master Trust (note 5)                 $13,902,100   12,714,368
    AIM Constellation Fund                                5,242,079    4,716,476
    Templeton Foreign Fund                                5,292,488    6,544,504
    MasterWorks S&P 500 Stock Fund                       11,321,869    8,137,473
    Life Path Funds:
       LifePath 2000                                         82,901      141,209
       LifePath 2010                                      1,128,823      679,548
       LifePath 2020                                      1,038,598      662,894
       LifePath 2030                                        927,918      672,984
       LifePath 2040                                      1,834,207    1,124,544
    Stable Value Fund                                     9,063,634    8,310,125
Investments, at cost which approximates fair value:
    Loan Fund                                             1,224,407    1,441,069
                                                        -----------   ----------
             Total investments                           51,059,024   45,145,194

Contributions receivable from employees and employer         13,180           --
                                                        -----------   ----------
             Net assets available for plan benefits     $51,072,204   45,145,194
                                                        ===========   ==========

See accompanying notes to financial statements.

                              BAY STATE GAS COMPANY
                              EMPLOYEE SAVINGS PLAN

      Statement of Changes in Net Assets Available for Plan Benefits, with
                                Fund Information

                          Year ended December 31, 1998

                                              Plan
                                           interest in
                                             Company
                                              Stock           AIM          LifePath       LifePath       LifePath       LifePath
                                              Master     Constellation       2000           2010           2020           2030
                                              Trust          Fund            Fund           Fund           Fund           Fund
                                           -----------    -----------    -----------    -----------    -----------    -----------
Investment income:
    Interest and other investment
       income                              $        --        128,899             --             --             --             --
    Net appreciation (depreciation)
       in the market value of
       investments                                  --        724,701         11,209        109,509        130,786        156,604
    Plan interest in Company Stock
       Master Trust investment
       income (note 5)                       1,436,333             --             --             --             --             --
                                           -----------    -----------    -----------    -----------    -----------    -----------
              Total investment income        1,436,333        853,600         11,209        109,509        130,786        156,604

Contributions:
    Employee                                   272,490        435,567          9,165         88,143        105,787        127,130
    Employer                                   144,636        185,150          3,649         29,944         41,976         41,619
                                           -----------    -----------    -----------    -----------    -----------    -----------
              Total contributions              417,126        620,717         12,814        118,087        147,763        168,749
                                           -----------    -----------    -----------    -----------    -----------    -----------

              Total additions                1,853,459      1,474,317         24,023        227,596        278,549        325,353
                                           -----------    -----------    -----------    -----------    -----------    -----------

Benefits paid                                 (642,141)      (156,971)       (12,024)       (11,773)       (52,611)       (25,302)
Administrative fees (note 11)                   (3,496)        (1,781)           (40)          (350)          (464)          (467)
Transfers between funds                        (17,967)      (787,746)       (70,151)       234,169        150,868        (43,975)
                                           -----------    -----------    -----------    -----------    -----------    -----------

              Net increase (decrease)        1,189,855        527,819        (58,192)       449,642        376,342        255,609

Net assets available for plan benefits:
    Beginning of year                       12,714,368      4,716,476        141,209        679,548        662,894        672,984
                                           -----------    -----------    -----------    -----------    -----------    -----------

    End of year                            $13,904,223      5,244,295         83,017      1,129,190      1,039,236        928,593
                                           ===========    ===========    ===========    ===========    ===========    ===========

See accompanying notes to financial statements.


                                                                         MasterWorks
                                             LifePath      Templeton       S&P 500        Stable
                                               2040         Foreign         Stock          Value          Loan
                                               Fund          Fund           Fund           Fund           Fund           Total
                                           -----------    -----------    -----------    -----------    -----------    -----------
Investment income:
    Interest and other investment
       income                              $        --        567,261        590,685        546,507        122,089      1,955,441
    Net appreciation (depreciation)
       in the market value of
       investments                             299,090       (890,273)     1,641,220             --             --      2,182,846
    Plan interest in Company Stock
       Master Trust investment
       income (note 5)                              --             --             --             --             --      1,436,333
                                           -----------    -----------    -----------    -----------    -----------    -----------
              Total investment income          299,090       (323,012)     2,231,905        546,507        122,089      5,574,620

Contributions:
    Employee                                   136,246        340,283        596,869        283,195             --      2,394,875
    Employer                                    53,196        133,826        204,358        169,894             --      1,008,248
                                           -----------    -----------    -----------    -----------    -----------    -----------
              Total contributions              189,442        474,109        801,227        453,089             --      3,403,123
                                           -----------    -----------    -----------    -----------    -----------    -----------

              Total additions                  488,532        151,097      3,033,132        999,596        122,089      8,977,743
                                           -----------    -----------    -----------    -----------    -----------    -----------

Benefits paid                                   (3,289)      (315,325)      (639,256)    (1,013,019)      (158,280)    (3,029,991)
Administrative fees (note 11)                     (631)        (1,950)        (2,830)        (8,733)            --        (20,742)
Transfers between funds                        225,886     (1,084,462)       796,430        777,419       (180,471)            --
                                           -----------    -----------    -----------    -----------    -----------    -----------

              Net increase (decrease)          710,498     (1,250,640)     3,187,476        755,263       (216,662)     5,927,010

Net assets available for plan benefits:
    Beginning of year                        1,124,544      6,544,504      8,137,473      8,310,125      1,441,069     45,145,194
                                           -----------    -----------    -----------    -----------    -----------    -----------

    End of year                            $ 1,835,042      5,293,864     11,324,949      9,065,388      1,224,407     51,072,204
                                           ===========    ===========    ===========    ===========    ===========    ===========


See accompanying notes to financial statements.

                              BAY STATE GAS COMPANY
                              EMPLOYEE SAVINGS PLAN

      Statement of Changes in Net Assets Available for Plan Benefits, with
                                Fund Information

                          Year ended December 31, 1997

                                              Plan
                                           interest in
                                             Company
                                              Stock           AIM          LifePath       LifePath       LifePath       LifePath
                                              Master     Constellation       2000           2010           2020           2030
                                              Trust          Fund            Fund           Fund           Fund           Fund
                                           -----------    -----------    -----------    -----------    -----------    -----------
Investment income:
    Interest and other investment
       income                              $        --        333,977             --             --             --             --
    Net appreciation (depreciation)
       in the market value of
       investments                                  --         76,001          6,838         75,949         99,266         84,130
    Plan interest in Company Stock
       Master Trust investment
       income (note 5)                       3,832,489             --             --             --             --             --
                                           -----------    -----------    -----------    -----------    -----------    -----------
              Total investment income        3,832,489        409,978          6,838         75,949         99,266         84,130
Contributions:
    Employee                                   351,378        521,279          8,585         72,124         88,814        102,568
    Employer                                   151,504        213,902          3,266         27,138         41,140         32,892
                                           -----------    -----------    -----------    -----------    -----------    -----------
              Total contributions              502,882        735,181         11,851         99,262        129,954        135,460
                                           -----------    -----------    -----------    -----------    -----------    -----------

              Total additions                4,335,371      1,145,159         18,689        175,211        229,220        219,590
                                           -----------    -----------    -----------    -----------    -----------    -----------

Benefits paid                               (2,268,518)      (462,464)       (45,713)       (94,891)      (191,984)       (28,179)
Administrative fees (note 11)                   (2,914)        (1,652)           (74)          (202)          (376)          (294)
Transfers between funds                     (2,565,963)         1,604            369         (9,166)        50,525        189,815
                                           -----------    -----------    -----------    -----------    -----------    -----------

              Net increase (decrease)         (502,024)       682,647        (26,729)        70,952         87,385        380,932

Net assets available for plan benefits:
    Beginning of year                       13,216,392      4,033,829        167,938        608,596        575,509        292,052
                                           -----------    -----------    -----------    -----------    -----------    -----------

    End of year                            $12,714,368      4,716,476        141,209        679,548        662,894        672,984
                                           ===========    ===========    ===========    ===========    ===========    ===========

See accompanying notes to financial statements.



                                                                         MasterWorks
                                             LifePath      Templeton       S&P 500        Stable
                                               2040         Foreign         Stock          Value          Loan
                                               Fund          Fund           Fund           Fund           Fund           Total
                                           -----------    -----------    -----------    -----------    -----------    -----------
Investment income:
    Interest and other investment
       income                                       --        741,935        261,843        487,835        132,658      1,958,248
    Net appreciation (depreciation)
       in the market value of
       investments                             185,933       (256,219)     1,470,798             --             --      1,742,696
    Plan interest in Company Stock
       Master Trust investment
       income (note 5)                              --             --             --             --             --      3,832,489
                                           -----------    -----------    -----------    -----------    -----------    -----------
              Total investment income          185,933        485,716      1,732,641        487,835        132,658      7,533,433

Contributions:
    Employee                                   100,220        380,440        439,315        337,136             --      2,401,859
    Employer                                    38,720        151,249        156,723        118,599             --        935,133
                                           -----------    -----------    -----------    -----------    -----------    -----------
              Total contributions              138,940        531,689        596,038        455,735             --      3,336,992
                                           -----------    -----------    -----------    -----------    -----------    -----------

              Total additions                  324,873      1,017,405      2,328,679        943,570        132,658     10,870,425
                                           -----------    -----------    -----------    -----------    -----------    -----------

Benefits paid                                  (25,813)    (1,488,759)    (1,194,176)    (3,008,391)      (260,801)    (9,069,689)
Administrative fees (note 11)                     (311)        (2,097)        (1,971)        (2,753)            --        (12,644)
Transfers between funds                         97,054       (575,724)     1,693,017      1,181,607        (63,138)            --
                                           -----------    -----------    -----------    -----------    -----------    -----------

              Net increase (decrease)          395,803     (1,049,175)     2,825,549       (885,967)      (191,281)     1,788,092

Net assets available for plan benefits:
    Beginning of year                          728,741      7,593,679      5,311,924      9,196,092      1,632,350     43,357,102
                                           -----------    -----------    -----------    -----------    -----------    -----------

    End of year                              1,124,544      6,544,504      8,137,473      8,310,125      1,441,069     45,145,194
                                           ===========    ===========    ===========    ===========    ===========    ===========

See accompanying notes to financial statements.

                              BAY STATE GAS COMPANY
                              EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



(1)    DESCRIPTION OF PLAN

       (a)    GENERAL

              The Bay State Gas Company Employee Savings Plan (the "Plan") is a defined contribution payroll reduction savings plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the Plan document for more complete information.

       (b)    ELIGIBILITY

              Substantially all non-union employees of the Bay State Gas Company (the "Company") and its wholly-owned subsidiaries, Northern Utilities, Inc. and Granite State Gas Transmission, Inc., are eligible for participation in the Plan. Beginning July 1, 1996, participation may begin on the first day of the next month after the employee has completed 60 days of service. Employees may participate in the Plan until death, retirement, or withdrawal of the entire contributed balance.


(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF PRESENTATION

              The accompanying financial statements have been prepared on the accrual basis of accounting.

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. Certain amounts of reported income and expenses are also affected by these estimates and assumptions. Actual results could differ from those estimates.

       (b)    INVESTMENTS

              Investments in the AIM Constellation Fund, MasterWorks S&P 500 Stock Fund, LifePath Funds, Company Stock Master Trust and the Templeton Foreign Fund are stated at market value. Market values are based on quotations from national securities exchanges for the various investments as of the close of business on the last day of the year.

              Guaranteed Investment Contracts ("GICs") held by the Stable Value Fund are valued at contract value. Contract value represents contributions made under the contract plus interest at the contract rate. The crediting interest rates are fixed for GICs and averaged 7.48% and 7.18% at December 31, 1998 and 1997, respectively. At December 31, 1998, the fair value of the GICs held by the Stable Value Fund approximates contract value.

                                                                     (Continued)

                              BAY STATE GAS COMPANY
                              EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



              The Merrill Lynch Income Accumulation Fund, held by the Stable Value Fund, is stated at market value which is based on the fair value of its underlying securities as follows: GICs and synthetic GICs, which are all benefit responsive, are stated at contract value, publicly traded U.S. Government notes and bonds are stated at quoted market value, and money market securities are stated at cost which approximates fair value.

              Participant loans are valued at cost which approximates fair value.

              Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of investments includes both realized and unrealized gains and losses.

       (c)    PAYMENT OF BENEFITS

              Benefits are recorded when paid.


(3)    PLAN ADMINISTRATION

       (a)    ADMINISTRATION

              The Plan is administered by the Bay State Gas Company Benefits Committee (the "Committee"), which is comprised of three to five individuals selected by the Board of Directors of the Company. The Committee carries out the provisions of the Plan, replies to questions, and resolves disputes arising under the Plan. Members of the Committee do not receive compensation for service.

       (b)    EXPENSES

              The Plan charges a monthly loan processing fee of $3.50 to participants borrowing from their accounts and a $10.00 fee for each participant's change of investment instructions in excess of ten in any calendar year.


(4)    INVESTMENTS

       All contributions are remitted to the Plan Trustee for investment in accordance with the instructions of the participants. Participants may allocate their contributions (in 10% multiples) to various investment funds. Allocation percentages, as well as investment options among the investment funds, may be changed daily by the participant.


                                                                     (Continued)

                              BAY STATE GAS COMPANY
                              EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



       The following investment funds are offered to active participants of the
Plan:

       * COMPANY STOCK MASTER TRUST - Funds are invested in the common stock of the Bay State Gas Company.

       * AIM CONSTELLATION FUND - Funds are invested principally in common stocks with emphasis on medium-sized and smaller emerging growth companies.

       * TEMPLETON FOREIGN FUND - Funds are invested in stocks and debt obligations of companies and governments outside of the United States.

       * MASTERWORKS S&P 500 STOCK FUND - Funds are invested in domestic debt and equity securities designed to approximate, as closely as practicable, the capitalization-weighted total rate of return of the S&P 500 Index.

       * LIFEPATH FUNDS - Funds are invested in a changing mix of U.S. and international stocks, bonds and money market instruments. The target dates of each fund refers to the year when investors plan to retire or begin to withdraw portions of their investment. Each fund accepts higher risk early on and adjusts its asset mix to lower-risk investments over time.

       * STABLE VALUE FUND - Funds are invested in a combination of GICs and shares of the Merrill Lynch Income Accumulation Fund. The Merrill Lynch Income Accumulation Fund is a pooled stable value fund that invests in a variety of fixed-income securities including: GICs, synthetic GICs, publicly traded U.S. Government notes and bonds and money market securities.

       * LOAN FUND - Funds are comprised of amounts borrowed by participants from their account balances (see note 7).

       At December 31, 1998, each of the investment funds had the following number of participants:

                    Company Stock Master Trust          410
                    AIM Constellation Fund              317
                    Templeton Foreign Fund              319
                    MasterWorks S&P 500 Stock Fund      398
                    LifePath 2000 Fund                   21
                    LifePath 2010 Fund                   62
                    LifePath 2020 Fund                  100
                    LifePath 2030 Fund                   85
                    LifePath 2040 Fund                  121
                    Stable Value Fund                   320

       All funds, with the exception of the Loan Fund and the LifePath Funds, represented more than five percent of net assets available for plan benefits at December 31, 1998 and 1997.


                                                                     (Continued)

                              BAY STATE GAS COMPANY
                              EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



(5)    INTEREST IN BAY STATE GAS COMPANY STOCK MASTER TRUST

       A portion of the Plan's investments are invested in the Company Stock Master Trust ("Master Trust"), which was established for the investment of assets of the Plan and the Bay State Gas Company Savings Plan for Operating Employees. Each plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Merrill Lynch. At December 31, 1998 and 1997, the Plan's interest in the net assets of the Master Trust was approximately 69%. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan. Contributions and benefit payments to Plan participants directly increase/decrease the assets of the Master Trust allocated to the Plan. The following table presents the fair values of investments for the Master Trust at December 31:

                                                    1998         1997
                                                    ----         ----

      Bay State Gas Company common stock        $20,183,148   18,493,079
                                                ===========   ==========

       Investment income for the Master Trust is as follows for the years ended December 31:

                                                    1998         1997
                                                    ----         ----

 Net appreciation in fair value of
    Bay State Gas Company common stock          $ 1,260,903    4,470,583
 Interest                                            10,372        6,665
 Dividends                                          801,891      905,878
                                                -----------   ----------

                                                $ 2,073,166    5,383,126
                                                ===========   ==========


(6)    CONTRIBUTIONS

     (a)      PARTICIPANT CONTRIBUTIONS

              Participants may designate a percentage of their annual compensation to be contributed to the Plan on their behalf by entering into a salary reduction agreement, thereby reducing their compensation by 1% to 15% of their annual eligible compensation. This compensation reduction was limited to a maximum amount of $10,000 and $9,500 per year in 1998 and 1997, respectively. In 1998, for employees whose earnings are in excess of $80,000, contributions are limited to 10% of their annual compensation. A participant's eligible compensation for any given year generally consists of straight time wages, certain supplementary compensation and 75% to 100% of sales commissions paid or accrued. All overtime, bonuses, some supplementary compensation payments, deferred compensation, retirement benefits and other forms of nonrecurring compensation are excluded.

                                                                     (Continued)

                              BAY STATE GAS COMPANY
                              EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



       (b)    COMPANY CONTRIBUTIONS

              Company contributions begin on the first day of the next month after completion of a 12-month eligibility period in which the employee is credited with at least 1,000 hours of service during that period. Beginning October 1, 1992, for participants under the age of 45 on January 1, 1992 and all employees hired after September 1, 1990, the Company changed the amount of its contribution to each participant's account to an amount equal to 100% of the first 2 1/2% of the participant's eligible compensation contributed and 50% of the next 5% of the participant's eligible compensation contributed, provided that total Company contributions did not exceed 5% of the participant's eligible compensation. For participants not meeting this criteria, the Company contributes 50% of the first 5% of the participant's eligible compensation contributed.

       (c)    VESTING

              Employer and employee contributions vest immediately.


(7)    WITHDRAWALS, BORROWINGS AND DISTRIBUTIONS

       (a)    WITHDRAWALS

              Participants may withdraw all or any portion of their contributions upon 30 days notice to the Committee. Only one withdrawal may be made in any twelve-month period, and the withdrawal may not exceed the value of the contributions in their account on that date.

              Contributions may be withdrawn in the event of financial hardship or the attainment of 59 1/2 years of age.

       (b)    BORROWINGS

              Participants may borrow from their accounts an amount which, together with any outstanding loans from any other qualified plans of the Company, does not exceed the lesser of (1) one-half of the amounts in all of their accounts or (2) an amount which, when added to any other amounts borrowed under any other plan, does not exceed $50,000. Applications to borrow must be adequately secured, must be for at least $1,000, and must be repaid at a rate of interest equal to the prime interest rate, as published in the Wall Street Journal, at the time the loan is made, plus one percent. This interest rate is applicable for the duration of the loan. Only two loans may be outstanding to a participant at any time and must be repaid within five years.


                                                                     (Continued)

                              BAY STATE GAS COMPANY
                              EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



       (c)    DISTRIBUTIONS

              Distribution of a participant's entire account balance in the Plan will be made upon retirement, termination of employment, or death. Distributions will be made to the participant or to the participant's designated beneficiary in either a lump sum payment or in periodic payments over a period not to exceed the life expectancy of the participant and his or her beneficiary.

              Upon the death of a Plan participant, benefits to the participant's spouse must commence no later than the end of the calendar year that includes the first anniversary of the participant's death or the end of the calendar year in which the participant would have been age 70 1/2. For any other beneficiary, death benefits must either be completed by the end of the calendar year containing the fifth anniversary of the participant's death or begin by the end of the calendar year containing the first anniversary of the participant's death.

              Upon retirement or termination of employment, Plan participants (thereby becoming inactive Plan participants) may elect to receive their share of net assets available for plan benefits in a lump sum, in partial payments or in installments over a period not to exceed the life expectancy of the participant and his or her beneficiary.


(8)    INCOME TAX STATUS

       The Internal Revenue Service has issued a determination letter dated November 19, 1996 that the Plan qualified, in form, under Section 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), and the underlying trust was therefore exempt from federal income taxes under Section 501(a) of the Code. The Plan is required to operate in accordance with the Code to maintain its tax qualification. In the opinion of the Plan administrator and the Plan's tax advisor, the Plan remained qualified under the applicable provisions of the Code.


(9)    PLAN TERMINATION

       (a) If the Plan is discontinued, all assets of the Plan must be used for the exclusive benefit of participants of the Plan.

       (b) The Company may terminate the Plan at any time by giving written notice to the Trustee. After termination, the Company will make no further contributions to the Plan.


                                                                     (Continued)

                              BAY STATE GAS COMPANY
                              EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



(10)   SUBSEQUENT EVENT

       On May 27, 1998, the shareholders of the Bay State Gas Company approved an Agreement and Plan of Merger whereby the Bay State Gas Company will be merged into NiSource Inc. (formerly known as NIPSCO Industries, Inc.). On February 12, 1999, the acquisition was completed. Currently, it is not known how the Plan may be merged into a NiSource plan.


(11)   RELATED PARTY TRANSACTIONS

       Certain Plan investments are managed by the Trustee of the Plan and therefore qualify as party-in-interest. Fees paid by the Plan for the investment management services amounted to $20,742 and $12,644 for the years ended December 31, 1998 and 1997, respectively.

                                                                      SCHEDULE 1

                              BAY STATE GAS COMPANY
                              EMPLOYEE SAVINGS PLAN

           Line 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1998

                                                    (c)
               (b)                   DESCRIPTION OF INVESTMENT, INCLUDING                            (e)
    IDENTITY OF ISSUE, BORROWER,       MATURITY DATE, RATE OF INTEREST,              (d)           CURRENT
(a)   LESSOR OR SIMILAR PARTY          COLLATERAL, PAR OR MATURITY VALUE             COST           VALUE
--- ----------------------------    -------------------------------------------  -----------     -----------
*   Company Stock Master Trust       Master trust; 775,787 units                 $ 9,102,066      13,902,100

*   Stable Value Fund                Pooled fund; 726,381 shares                   9,063,634       9,063,634

    AIM Constellation Fund           Mutual fund; 171,759 shares                   4,583,260       5,242,079

    Templeton Foreign Fund           Mutual fund; 630,809 shares                   5,977,992       5,292,488

*   MasterWorks S&P 500 Stock
       Fund                          Mutual fund; 460,052 shares                   9,221,325      11,321,869

*   LifePath 2000 Fund               Collective trust fund; 5,702 shares              77,208          82,901

*   LifePath 2010 Fund               Collective trust fund; 65,250 shares            971,234       1,128,823

*   LifePath 2020 Fund               Collective trust fund; 53,098 shares            832,876       1,038,598

*   LifePath 2030 Fund               Collective trust fund; 43,381 shares            734,954         927,918

*   LifePath 2040 Fund               Collective trust fund; 78,351 shares          1,475,759       1,834,207

*   Loan Fund                        Participant loans; interest at 6.99%-10.8%    1,224,407       1,224,407
                                                                                 -----------      ----------
         Total assets held for investment purposes                               $43,264,715      51,059,024
                                                                                 ===========      ==========

*   Party-in-interest

                                                                      SCHEDULE 2

                              BAY STATE GAS COMPANY
                              EMPLOYEE SAVINGS PLAN

                 Line 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1998

                                                                                                                   (h)
                                                                                            (f)                  CURRENT
                                                                                          EXPENSE                 VALUE       (i)
             (a)                          (b)                (c)          (d)      (e)    INCURRED     (g)     OF ASSET ON    NET
      IDENTITY OF PARTY               DESCRIPTION          PURCHASE     SELLING   LEASE     WITH       COST    TRANSACTION  GAIN OR
          INVOLVED                     OF ASSET              PRICE       PRICE    RENTAL TRANSACTION OF ASSET      DATE      (LOSS)
-----------------------------   -----------------------   ----------    --------- ------ ----------- ---------  ---------  ---------
   AIM Constellation Fund       Mutual fund - purchase    $1,332,578           --    --        --    1,332,578  1,332,578         --
                                            - sale                --    1,531,675    --        --    1,458,617  1,531,675     73,058

   Templeton Foreign Fund       Mutual fund - purchase     1,372,558           --    --        --    1,372,558  1,372,558         --
                                            - sale                --    1,734,300    --        --    1,724,585  1,734,300      9,715

*  MasterWorks S&P 500 Stock    Mutual fund - purchase     7,621,585           --    --        --    7,621,585  7,621,585         --
        Fund                                - sale                --    6,078,408    --        --    4,743,866  6,078,408  1,334,542

*  Stable Value Fund            Pooled fund - purchase     7,248,569           --    --        --    7,248,569  7,248,569         --
                                            - sale                --    7,041,524    --        --    7,041,524  7,041,524         --

*  Company Stock Master Trust   Master trust - purchase    2,951,917           --    --        --    2,951,917  2,951,917         --
                                             - sale               --    3,200,518    --        --    2,103,846  3,200,518  1,096,672


*   Party-in-interest